Schedule 1.A.(3)(c)(i)

SCHEDULE C

COMPENSATION SCHEDULE
TO SELLING AGREEMENT FOR SOUTHLAND LIFE
SURVIVOR DIMENSIONS VARIABLE UNIVERSAL LIFE

This Schedule is an attachment to the ING America Equities, Inc. ("ING America Equities") Selling Agreement by and among the parties pursuant to paragraph 17 of that Selling Agreement, effective as of ______________________ or the date that Selling Broker-Dealer submits an application for this product, whichever is later. The provisions of this Schedule shall apply only to Southland Life Survivor Dimensions Variable Universal Life policies solicited and issued while this Schedule is in effect. All compensation payable under this Schedule shall be subject to the terms and conditions contained herein at the time of issue of the policy by Southland Life Insurance Company ("Southland").

1. Commission Structure:

		RCA	Trail
PCA	SCA	Years 2-10	Years 6+
85%	3.5%	3.5%	0.15% net account value

     PCA (Primary Commissionable Amount) is equal to the first year commission target premium (shown on policy schedule pages and illustrations). Gross premiums paid up to the PCA in any year are commissioned at the full PCA rate. A new PCA is generated any time a new base coverage segment is created. Note that a death benefit option change does not create a new PCA. Premium dollars are allocated first to PCA, then to SCA, and then to RCA.

     SCA (Secondary Commissionable Amount) is equal to the difference between the gross premiums paid in segment year one and the PCA.

     RCA (Renewable Commissionable Amount) equals zero in the first policy year. In renewal years, the RCA equals the gross premium paid per segment less the remaining PCA for that year, but never less than zero.

Premiums received within 15 days prior to policy anniversary will result in the agent receiving commissions at the same rate as if the premium was paid on the anniversary date.

2. Production Bonus: A bonus percentage will be determined based on each qualifying Representative's aggregate sales of all Southland products (variable and general account) during the six-month periods ending June 30 and December 31. Any General account production received outside the Representative's employment with Selling Broker-Dealer shall be included to determine bonus eligibility. The bonus percentages are as follows:

LEVEL	PRODUCTION	PRODUCTION BONUS %
Level I	$15,000 Paid Annualized Premium	5%
Level II	$30,000 Paid Annualized Premium	10%
Level III	$45,000 Paid Annualized Premium	15%

The percentage will be applied to variable universal life first policy year target premium actually received by Southland during the bonus period.

The bonus is payable during the month following the end of the applicable bonus period. To qualify for a bonus, Representative must have an aggregate Southland 13-month persistency of 85% or higher at the end of the applicable bonus period.

3. Trail Commissions: for policy years six and thereafter, a trail commission of 0.15% for Survivor Dimensions Variable Universal Life on an annualized basis is calculated at the end of each month based on the policy's net account value at the end of the prior month.

The trail commission is payable monthly at the end of a policy month provided the policy is in force, and not subject to grace period provisions, on that date.

4. Riders: Commissionable riders will have a separate target premium which is set at issue and is level thereafter. The Adjustable Term Insurance Rider has no target premium associated with it.

5. Commission Calculation: Commissions shall be calculated only on premium actually received and accepted by Southland. Commissions shall be paid only on an earned basis. Outstanding loan amounts carried over are not considered commissionable premium.

6. Premium Allocation: If the Stated Death Benefit has been increased since the policy date, premiums received are allocated to the coverage segments in the same proportion that the commission target premium for each segment bears to the total commission target premium of the policy.

7. Death Benefit Increases: If a premium payment accompanies a request for a Stated Death Benefit increase or is received while a request is pending, the payment will be applied to the policy but commissions shall not be payable until the increase is effective. The commission shall then be payable based on the premium being allocated among all segments as it would normally and the new target premium after the increase.

8. Compensation Payments: Compensation on initial premium shall be due to the Selling Broker-Dealer at the time of the issuance of the policy and for all other premium payments at the time of the receipt and acceptance of premium by Southland, except that the amount, if any, and the time of payment of compensation on stated death benefit increases, replacements, reissues, changes, conversions, exchanges, term renewals, term conversions, premiums paid in advance, policies issued on a "guaranteed issue" basis, policies requiring facultative reinsurance arrangements, and other special cases and programs shall be governed by Southland's underwriting and administrative rules then in effect. The Compensation shall be payable to the Selling Broker-Dealer in accordance with the Schedule C in effect at the time of issue of the policy.

9. Commission Chargeback: In the event that a policy for which a commission has been paid is lapsed or surrendered by the Policy Owner during the first six months, or is returned to Southland for refund of premium during the Free Look Period as described in the policy, Southland and ING America Equities shall require reimbursement from Selling Broker-Dealer equal to 100% of the commission paid. If a premium payment for which a commission has been paid is refunded by Southland, a reimbursement of the commission paid on the amount refunded will be due from the Selling Broker-Dealer.

The reimbursement may be deducted by ING America Equities from the next, or any subsequent, commission payment to Selling Broker-Dealer.

If the amount to be reimbursed exceeds compensation otherwise due, Selling Broker-Dealer shall promptly reimburse ING America Equities before the next commission cycle.

10. Internal Exchanges: Commissions on the exchange of any policy issued by Southland or any other ING affiliate for Survivor Dimensions Variable Universal Life, if any, will be paid in accordance with the internal exchange procedures in effect at Southland on the date the exchange is completed. The commission rates and/or target premiums may be adjusted in accordance with the rules in effect at the time of the exchange.